Securities and Exchange Commission
Washington, D. C. 20549
 __________________________________________
FORM 11-K
  __________________________________________

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the Twelve Month Period Ended December 31, 2010
OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the transition period from             to
Commission file number 1-14643
 __________________________________________

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
STERIS Corporation 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
STERIS Corporation
5960 Heisley Road
Mentor, Ohio 44060

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
STERIS Corporation 401(k) Plan
December 31, 2010 and 2009 and the Year ended December 31, 2010 with Report of Independent Registered Public Accounting Firm

STERIS Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Board of Directors
STERIS Corporation
Mentor, Ohio
We have audited the accompanying statements of net assets available for benefits of the STERIS Corporation 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 28, 2011

STERIS Corporation
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets:
Investments, at fair value	$291,393,910	$250,245,609
Notes receivable from participants	6,466,512	6,239,201
Net assets available for benefits	$297,860,422	$256,484,810
See accompanying notes to the financial statements.

STERIS Corporation
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions:
Net realized and unrealized appreciation in the fair value of investments	$29,679,831
Investment interest and dividend income	5,129,004
Loan interest income	348,686
Contributions:
Participant	17,620,068
Employer	7,211,355
Rollovers	932,645
Total contributions	25,764,068
Total additions	60,921,589

Deductions:
Benefits paid to participants	$18,014,441
Transfers to the Puerto Rico Plan	1,383,641
Administrative expenses	147,895
Total deductions	19,545,977

Net increase in net assets available for benefits	41,375,612

Net assets available for benefits at:
Beginning of year	256,484,810
End of year	$297,860,422
See accompanying notes to the financial statements.

STERIS Corporation
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of Plan
The following brief description of the STERIS Corporation 401(k) Plan (the “Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Participants should refer to the Plan document for complete information regarding the Plan’s provisions.
General
The Plan is a defined contribution plan administered by STERIS Corporation (the “Company,” “STERIS,” or “Plan Administrator”). Generally, all domestic employees of STERIS and certain participating subsidiaries who have attained the age of 18 and have completed 90 days of employment with the Company or a participating subsidiary are eligible to participate in the Plan on the first day of the payroll period that begins after satisfying these requirements. Rehired employees who were previously participants are eligible for participation immediately upon rehire.
Effective November 1, 2005, the Plan was amended to allow for automatic enrollment of newly eligible participants.
Effective May 1, 2007, the Plan was amended to become a stock bonus plan and to provide that the portion of the Plan consisting of the STERIS Stock Fund shall be an employee stock ownership plan (the “ESOP feature”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”), and to provide for a cash payment option with respect to dividends paid on STERIS common shares. The Plan also contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code and is qualified under Section 401(a) of the Code.
Effective January 1, 2010, the Plan was amended to include a Qualified Automatic Contribution Arrangement (QACA) to provide safe harbor matching contributions and additional automatic enrollment features.
Effective June 25, 2010, Vanguard Fiduciary Trust Company became the Plan trustee and The Vanguard Financial Group, Inc. became the Plan record-keeper. Prior to June 25, 2010, the assets of the Plan were maintained and the transactions were executed by Delaware Charter Guarantee & Trust Company d/b/a/ Principal Trust CompanySM as Plan trustee, an affiliate of Principal Life Insurance Company®, which served as the Plan record-keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
All contributions made by a participant are “before-tax” deferred compensation contributions.
The Plan allows participants to contribute between one and fifty percent of their compensation received during a calendar year, subject to certain limitations. The contributions for each participant are made by payroll deductions and are determined each pay period by multiplying the participant selected deferral percentage rate then in effect by his/her eligible compensation for such period.
The Plan contains a feature that allows participants to modify deferral percentages at any time.
The Company and participating subsidiaries make matching cash contributions to participants' accounts. The matching contributions are a percentage of the contributions made by each participant. For the year ended December 31, 2010, Company matching contributions were 100% of a participant's contribution (not in excess of one percent of eligible compensation), and 50% of the participant's contributions (in excess of one percent but not in excess of six percent of eligible compensation), subject to certain Plan limitations. The Company matching contribution, which is made each pay period, is approved by the Company’s Board of Directors on an annual basis. The Company has reserved the right to amend the Plan to suspend, modify or terminate its matching contributions.
The Company also may make corrective qualified nonelective contributions to the Plan on behalf of participants.
The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”).

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

Vesting
All participants are immediately vested in their contributions plus actual earnings thereon and Company matching contributions plus actual earnings thereon.
Participant Accounts
A separate account is maintained for each participant in the Plan, reflecting contributions, investments, realized and unrealized investment gains and losses, loans, withdrawals, rollovers, and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund’s assets at fair value.
Participants may elect to invest contributions, including the Company contributions, in any combination of the investment funds offered by the Plan, including STERIS Corporation Common Stock. If a participant does not make an investment election with respect to 100% of the contributions made on behalf of the participant, those contributions for which no election has been made will be invested in the default investment option (Vanguard Target Date Funds), until an affirmative election of other investment options is received from the participant.
Participants can generally change their investment elections at any time. A participant may elect to have a portion or all of the balance of prior contributions together with earnings transferred from any fund in which it is invested to any other fund, subject to any transfer restrictions that the fund may impose. Also, effective as of January 1, 2011, the Company Common Stock Fund may not accept transfers from other investment funds or rollover contributions. Effective June 24, 2010, a self-directed mutual fund brokerage window option also is available to participants.  This option enables participants to invest in a wide variety of mutual funds, beyond the core investment funds available to all Plan participants.  Participants who elect this option are subject to additional charges; these additional charges are the responsibility of the electing participants.
Plan Withdrawals and Distributions
Upon death, disability or retirement or other termination of service, participants may receive a lump sum amount equal to the value of their account balance. Employed participants who have a specific financial hardship may withdraw all or a portion of their account balance. Additionally, participants who are age 59 1/2 or older may withdraw all or a portion of their account balance for any reason.
Participants Loans
Participants currently employed may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms generally range from 1-5 years and are secured by the balance in the participant’s account. Loan terms for loans used for the purchase of a participant’s primary residence can be longer than five years. The loans bear interest at a rate established by the Trustee. Principal and interest is paid through payroll deductions. Participants may have only one loan outstanding at any time and participants may take only one loan in a twelve-month period.
Voting Rights
Each participant who has an investment in the Company Stock Fund holds Stock Fund units. These units represent a proportionate number of Company Common Shares held in the Fund. Each participant is entitled to exercise voting rights attributable to the Company’s Common Shares that his or her stock units represent. At least thirty days prior to the time such rights are to be exercised, each participant is sent, electronically or by regular mail, a copy of the proxy solicitation materials. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with the instructions received from other participants in the Plan who are voting.
Plan Termination
The Company, by action of its Board of Directors or Compensation and Corporate Governance Committee and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. The Oversight Committee for the Plan also is authorized to make certain Plan amendments.
In the event of Plan termination, participants will remain 100 percent vested in their accounts.

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

Plan Expenses
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the Company elects to pay such amounts. Effective September 1, 2010, $14.25 is deducted from each participant account to pay administrative fees. The Company has elected to pay audit and consulting fees only.

Plan Transfers
During the plan year, the Company authorized and established the STERIS Corporation Puerto Rico Employees' Retirement Savings Plan (the "Puerto Rico Plan") pursuant to Section 1165(e) of the Puerto Rico Code for its eligible Puerto Rico employees and those of its STERIS Isomedix Puerto Rico, Inc. subsidiary.  The Puerto Rico Plan was established effective December 5, 2010  and assets with a market value of $1,383,641 were directly transferred from the STERIS Corporation 401(k) Plan to the new Puerto Rico Plan on behalf of forty-one Puerto Rico plan participants.  A favorable determination letter for the Puerto Rico Plan was issued by the Puerto Rico Treasury Department on February 7, 2011.

2.	Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Plan financial statements have been prepared on the accrual basis of accounting. The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements.
Investment Valuation and Income Recognition
The Plan’s investments in the Company’s Common Shares are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds is based on quoted redemption values on the last business day of the plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at amortized costs, which represents unpaid principal balance plus any accrued but unpaid interest.
Recent Accounting Pronouncements
In January 2010, the FASB issued guidance for Fair Value Measurements and Disclosures which required new disclosures and clarifies existing disclosures under current fair value guidance. The new guidance requires reporting entities to: (i) disclose separately gross transfers in and gross transfers out of category Levels 1 and 2, and the reasons for the transfer and (ii) disclose on a gross basis, of purchases, sales issuances and net settlements within Level 3. The amended guidance clarifies that reporting entities are required to: (i) provide fair value measurement for each class of assets and liabilities and (ii) describe the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall within Level 2 or 3. The new guidance requirements are effective for the Plan year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan year ending December 31, 2011. The Plan adopted the required disclosures for Plan year 2010 and will not early adopt the 2011 requirements as permitted under the guidance.
In September 2010, the FASB issued new guidance related to reporting loans to participants by defined contribution pension plans, Plan Accounting - Defined Contribution Pension Plans (Topic 962). This guidance established how loans to participants

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

should be classified and measured by defined contribution pension benefit plans. Prior to this amendment, participant loans were classified as investments and were to be presented at fair value. In practice, most participant loans were carried at their unpaid principal balance plus any accrued interest, which approximated fair value. The amended guidance requires participant loans to be classified as notes receivable from participants and be segregated from plan investments through separate presentation on the Statement of Net Assets Available for Benefits. As a result, participant loans will no longer be subjected to the fair value measurements currently proscribed for investments and will be measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this guidance for the year ending December 31, 2010 and it is applied retrospectively to all prior periods presented.

3.	Transactions with Parties-in-Interest
Party-in-interest transactions include the investment in the funds of the Trustee and funds maintained by entities affiliated with the Trustee and the payment of administrative expenses. Permissible Plan loans to participants are also parties-in-interest transactions.
The Plan purchased Common Shares of the Company for $2,452,588, sold Common Shares of the Company for $3,835,141, and received dividends on Common Shares of the Company totaling $468,804 during the year ended December 31, 2010.

4.	Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated July 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code. This determination also meant, in effect, that the related trust was determined to be exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended on multiple occasions. The Plan was restated effective January 1, 2010, and a request for determination was submitted to the Internal Revenue Service that the Plan continues to qualify and the related trust is exempt from taxation. Subsequent to the January 1, 2010 restatement, the Plan was amended on four occasions. To remain qualified, the Plan is required to operate in conformity with the Code. The Plan administrator has indicated that it will take the necessary steps to maintain the Plan's qualified status.

5.	Investments
During 2010, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in value as follows:

Year Ended December 31, 2010
Net realized and unrealized appreciation in the value of investments:
STERIS Corporation Common Stock Fund	$7,649,890
Mutual funds	22,029,941
Net realized and unrealized appreciation in the value of investments	$29,679,831

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2010	2009
Vanguard Institutional Index Fund	$60,829,192	$—
Dodge & Cox Balanced Fund	—	42,965,800
Vanguard Extended Market Index Fund Institutional Shares	41,402,116	—
Vanguard Prime Money Market Portfolio	—	35,729,494
Vanguard Total Stock Market Index Portfolio	—	34,493,132
Vanguard Total Bond Market Index Fund Institutional Shares	34,400,479	—
Vanguard Prime Money Market Fund Institutional Shares	33,618,130	—
STERIS Corporation Common Stock Fund	31,945,729	25,985,124
Pimco Total Return Admin. Fund	—	25,920,381
Neuberger Berman Genesis Asset Fund	—	21,255,025
Vanguard FTSE All-World ex-US Index Fund Institutional Shares	21,248,051	—
Vanguard Target Retirement 2020 Fund	16,734,192	—
American Funds Europacific Growth R4 Fund	—	15,288,526

6.	Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are classified in a hierarchy based on the inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include, quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The following describes the valuation methodologies used for assets measured at fair value. Also, there have been no changes in the methodologies utilized as of December 31, 2010 and 2009.
Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
STERIS Corporation Common Stock fund: Valued based on the year-end unit value; unit values were determined by the Third Party Administrator by dividing the fair values of the total net assets at year-end by the outstanding units.
Common collective funds/separate accounts: valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the Fund, minus its liabilities, and then divided by the number of units outstanding. The investment is classified within level 2 of the valuation hierarchy as the unit price is quoted on a private non active market; however the unit price is based on underlying investments with observable inputs.
In connection with the transfer of Plan assets from Principal Trust Company to the successor, Vanguard Fiduciary Trust Company during 2010, $87,497,507 of Separately Managed Accounts classified as Level 2 investments were liquidated and converted to Mutual Funds classified as Level 1.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

STERIS Corporation
401(k) Plan
Notes to Financial Statements (continued)

	Level 1	Level 2	Level 3	Total
December 31, 2010
Mutual funds
Domestic Balanced	$67,656,358	$—	$—	$67,656,358
Large Blend	60,829,192	—	—	60,829,192
Mid Cap	41,402,115	—	—	41,402,115
Intermediate Term Bond	34,400,480	—	—	34,400,480
Taxable Money Market	33,911,985	—	—	33,911,985
Foreign Large Blend	21,248,051	—	—	21,248,051
STERIS Corporation Common Stock Fund	—	31,945,729	—	31,945,729
Total assets at fair value	$259,448,181	$31,945,729	$—	$291,393,910

	Level 1	Level 2	Level 3	Total
December 31, 2009
Cash	$678,819	$—	$—	$678,819
Mutual funds
Moderate Allocation	42,965,800	—	—	42,965,800
Intermediate-Term Bond	25,920,381	—	—	25,920,381
Small Value	21,255,026	—	—	21,255,026
International Equity	18,705,698	—	—	18,705,698
Mid Cap	12,323,725	—	—	12,323,725
Large Blend	10,657,027	—	—	10,657,027
Large Growth	8,798,415	—	—	8,798,415
STERIS Corporation Common Stock Fund	—	25,306,305	—	25,306,305
Separate accounts	—	83,634,414	—	83,634,414
Total assets at fair value	$141,304,890	$108,940,719	$—	$250,245,609

7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Participants are responsible for researching and judging for themselves the suitability of any particular security, transaction or investment strategy and the associated inherent risk of loss.

STERIS Corporation
401(k) Plan
EIN:  34-1482024            Plan Number:  001
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Common Stock:
* STERIS Corporation	STERIS Company Stock Fund - 894,087 Units	$31,945,729

Mutual Funds:
* Vanguard Extended Market Index Fund Institutional Shares	1,003,201 Shares	41,402,116
* Vanguard FTSE All-World ex-US Index Fund Institutional Shares	226,453 Shares	21,248,051
* Vanguard Institutional Index Fund	528,904 Shares	60,829,192
* Vanguard Prime Money Market Institutional Shares	33,618,130 Units	33,618,130
* Vanguard Target Retirement 2005 Fund	57,213 Shares	671,106
* Vanguard Target Retirement 2010 Fund	219,861 Shares	4,905,102
* Vanguard Target Retirement 2015 Fund	776,076 Shares	9,638,860
* Vanguard Target Retirement 2020 Fund	757,203 Shares	16,734,192
* Vanguard Target Retirement 2025 Fund	1,130,833 Shares	14,271,109
* Vanguard Target Retirement 2030 Fund	418,777 Shares	9,079,079
* Vanguard Target Retirement 2035 Fund	473,050 Shares	6,192,228
* Vanguard Target Retirement 2040 Fund	144,583 Shares	3,108,535
* Vanguard Target Retirement 2045 Fund	115,276 Shares	1,556,231
* Vanguard Target Retirement 2050 Fund	37,751 Shares	807,869
* Vanguard Target Retirement Income	61,352 Shares	692,047
* Vanguard Total Bond Market Index Fund Institutional Shares	3,245,328 Shares	34,400,479
* Vanguard brokerage option - registered investment companies	293,855 Units	293,855
		259,448,181
Other:
* Participant Loans	Bearing interest between 4.25% and 9.25% and maturing through 2040	6,466,512
		$297,860,422

* Indicated party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS Corporation 401 (k) Plan

		By:	STERIS Corporation
Plan Administrator

Dated:	June 28, 2011	By:	/s/ MICHAEL J. TOKICH
Michael J. Tokich
Senior Vice President and Chief Financial Officer,
STERIS Corporation